Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Nine Months Ended September 30, 2010
(millions of dollars)
Earnings, as defined:
Net income	$1,694
Income taxes	532
Fixed charges included in the determination of net income, as below	766
Amortization of capitalized interest	15
Distributed income of equity method investees	32
Less: Equity in earnings of equity method investees	56
Total earnings, as defined	$2,983

Fixed charges, as defined:
Interest expense	$732
Rental interest factor	24
Allowance for borrowed funds used during construction	10
Fixed charges included in the determination of net income	766
Capitalized interest	49
Total fixed charges, as defined	$815

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	3.66
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.